October 4, 2016

Re: L Brands, Inc.
Form 8-K Dated August 17, 2016
Filed August 17, 2016
File No. 1-08344

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Parker:

On behalf of L Brands, Inc. (“L Brands” or the “Company”), set forth below are L Brands’ responses to the comments contained in your letter dated September 22, 2016, relating to the above referenced filing (the “Comment Letter”). For your convenience, your comments are reproduced in italicized font below and are followed in each case by the response of L Brands.

Report on Form 8-K filed August 17, 2016

Exhibit 99.1 Press Release dated August 17, 2016 announcing earnings for the second quarter 2016

1.
Your presentation of “Adjusted Financial Information” utilizes a non-GAAP income statement to reconcile your non-GAAP measures, which causes your non-GAAP measure to be more prominent than the most directly comparable GAAP measure. Please reconcile without providing a full income statement in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

The Company believes in providing useful financial information to investors through the combination of our results presented in accordance with U.S. generally accepted accounting principles (“GAAP”), as well as by providing non-GAAP measures which adjust for special items. In providing such non-GAAP financial information, we strive to provide clarity to investors while complying with the rules and regulations of the U.S Securities and Exchange Commission (the “Commission”).

In our earnings release dated August 17, 2016, we believed at the time of release that our presentation of “Adjusted Financial Information” conformed with Question 102.10 of the updated Non-GAAP

VICTORIA'S SECRET / BATH & BODY WORKS / PINK / LA SENZA / HENRI BENDEL
Three Limited Parkway Columbus, OH 43230 www.LB.com

Compliance and Disclosure Interpretations issued on May 17, 2016. Our objective was to provide transparency to investors regarding the impact from the special items by presenting a reconciliation for “adjusted” income statement line items only, the result of which we did not believe was a full non-GAAP income statement since it, in form, does not meet the GAAP presentation requirements of a full income statement.

However, we appreciate the Staff’s comment and understand that the presentation we provided may not fully meet the spirit of the Staff’s interpretations of the rules and regulations on the use of non-GAAP measures. Accordingly, we will update our presentation of non-GAAP measures in future earnings releases. We have provided in Exhibit I an updated presentation of “Adjusted Financial Information,” based on our earnings release dated August 17, 2016, that we intend to include in future earnings releases.

2.
In your next earnings release, please provide a more substantive, and concise, discussion of how your non-GAAP measures are useful to investors. Please provide us with your proposed changes in your response letter.

In response to the Staff’s comment, in future filings, we will include a more detailed discussion of how our non-GAAP measures are useful to investors. In particular, in our “Notes to Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measures” disclosure, we will include the paragraph below. Updates are in italicized font and underlined. Additionally, we have provided in Exhibit I an updated disclosure, based on our earnings release dated August 17, 2016, that we intend to include in future earnings releases.

The Adjusted Financial Information should not be construed as an alternative to the reported results determined in accordance with generally accepted accounting principles. Further, the Company’s definition of adjusted income information may differ from similarly titled measures used by other companies. Management believes that the presentation of adjusted financial information provides additional information to investors to facilitate the comparison of past and present operations. While it is not possible to predict future results, management believes the adjusted information is useful for the assessment of the ongoing operations of the Company because the adjusted items are not indicative of our ongoing operations due to their size and nature. Additionally, management uses adjusted financial information as key performance measures of results of operations for the purpose of evaluating performance internally. The Adjusted Financial Information should be read in conjunction with the Company’s historical financial statements and notes thereto contained in the Company’s quarterly reports on Form 10-Q and annual report on Form 10-K.

VICTORIA'S SECRET / BATH & BODY WORKS / PINK / LA SENZA / HENRI BENDEL
Three Limited Parkway Columbus, OH 43230 www.LB.com

Further, pursuant to your request, L Brands acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise me at (614) 415-2403 if you have any further questions or comments. Please e-mail any additional written comments to my attention at sburgdoerfer@lb.com.

Very truly yours,

/s/ STUART B. BURGDOERFER

Stuart B. Burgdoerfer
Executive Vice President,
Chief Financial Officer

VICTORIA'S SECRET / BATH & BODY WORKS / PINK / LA SENZA / HENRI BENDEL
Three Limited Parkway Columbus, OH 43230 www.LB.com

Exhibit I - Updated presentation based on our earnings release dated August 17, 2016

L BRANDS, INC. AND SUBSIDIARIES
ADJUSTED FINANCIAL INFORMATION
(Unaudited)
(In thousands except per share amounts)

	Second Quarter		Year-to-Date
	2016	2015	2016	2015
Details of Special Items - Income (Expense)
Victoria's Secret Restructuring	$—	$—	$(34,545)	$—
Special Items included in Operating Income	—	—	(34,545)	—

Gain on Distribution from Easton Town Center, LLC	108,310	—	108,310	—
Loss on Extinguishment of Debt	(35,827)	—	(35,827)	—
Gain on Divestiture of Third-party Apparel Sourcing Business	—	—	—	78,057
Special Items included in Other Income	72,483	—	72,483	78,057

Tax effect of Special Items	(24,724)	—	(11,549)	(9,079)
Special Items included in Net Income	$47,759	$—	$26,389	$68,978
Special Items included in Earnings Per Diluted Share	$0.16	$—	$0.09	$0.23

Reconciliation of Reported Operating Income to Adjusted Operating Income
Reported Operating Income	$408,216	$402,926	$731,604	$774,768
Special Items included in Operating Income	—	—	34,545	—
Adjusted Operating Income	$408,216	$402,926	$766,149	$774,768

Reconciliation of Reported Net Income to Adjusted Net Income
Reported Net Income	$252,422	$202,477	$404,728	$452,943
Special Items included in Net Income	(47,759)	—	(26,389)	(68,978)
Adjusted Net Income	$204,663	$202,477	$378,339	$383,965

Reconciliation of Reported Earnings Per Diluted Share to Adjusted Earnings Per Diluted Share
Reported Earnings Per Diluted Share	$0.87	$0.68	$1.39	$1.52
Special Items included in Earnings Per Diluted Share	(0.16)	—	(0.09)	(0.23)
Adjusted Earnings Per Diluted Share	$0.70	$0.68	$1.30	$1.29

See Notes to Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measures.

VICTORIA'S SECRET / BATH & BODY WORKS / PINK / LA SENZA / HENRI BENDEL
Three Limited Parkway Columbus, OH 43230 www.LB.com

L BRANDS, INC. AND SUBSIDIARIES
NOTES TO RECONCILIATION OF GAAP FINANCIAL MEASURES
TO NON-GAAP FINANCIAL MEASURES
(Unaudited)

The “Adjusted Financial Information” provided in the attached reflects the following non-GAAP financial measures:

Fiscal 2016

In the second quarter of 2016, adjusted results exclude the following:

•	A $108.3 million pre-tax gain ($70.2 million net of tax of $38.1 million), included in other income (loss), related to a $124.4 million cash distribution from Easton Town Center.

•	A $35.8 million pre-tax loss ($22.4 million net of tax of $13.4 million), included in other income (loss), associated with the early extinguishment of our July 2017 notes.

In the first quarter of 2016, adjusted results exclude the following:

•
Pre-tax charges of $34.5 million ($21.4 million net of tax of $13.1 million) related to previously announced actions at Victoria’s Secret, including severance charges, fabric cancellations and the write-off of catalogue paper.

Fiscal 2015

In the second quarter of 2015, there were no adjustments to results.

In the first quarter of 2015, adjusted results exclude the following:

•	A $78.1 million pre-tax gain ($69.0 million net of tax of $9.1 million) included in other income (loss), related to the sale of our remaining interest in the third-party apparel sourcing business.

The Adjusted Financial Information should not be construed as an alternative to the reported results determined in accordance with generally accepted accounting principles. Further, the Company’s definition of adjusted income information may differ from similarly titled measures used by other companies. Management believes that the presentation of adjusted financial information provides additional information to investors to facilitate the comparison of past and present operations. While it is not possible to predict future results, management believes the adjusted information is useful for the assessment of the ongoing operations of the Company because the adjusted items are not indicative of our ongoing operations due to their size and nature. Additionally, management uses adjusted financial information as key performance measures of results of operations for the purpose of evaluating performance internally. The Adjusted Financial Information should be read in conjunction with the Company’s historical financial statements and notes thereto contained in the Company’s quarterly reports on Form 10-Q and annual report on Form 10-K.

VICTORIA'S SECRET / BATH & BODY WORKS / PINK / LA SENZA / HENRI BENDEL
Three Limited Parkway Columbus, OH 43230 www.LB.com